EXHIBIT A

TWO ROADS SHARED TRUST

CLASS A

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: October 18, 2016

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Affinity Small Cap Fund	0.25%
Anfield Universal Fixed Income Fund	0.25%
Breithorn Long/Short Fund	0.25%
Conductor Global Fund	0.25%
Hanlon Managed Income Fund	0.25%
Hanlon Tactical Dividend Momentum Fund	0.25%
LJM Preservation and Growth Fund	0.25%
RVX Emerging Markets Equity Opportunity Fund	0.25%
Superfund Managed Futures Strategy Fund	0.25%
Satuit West Shore Real Return Fund	0.40%